Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

December 17, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Wellgistics Health, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed December 6, 2024 File No. 333-280945

Dear Ms. Pandit:

This response letter (this “Response”) is submitted on behalf of Wellgistics Health, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Canning, dated December 16, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on December 6, 2024. The Company is concurrently submitting a sixth amendment to the Registration Statement (“Amendment No. 6”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 6.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 5 to Registration Statement on Form S-1

Wellgistics LLC Membership Interest Purchase Agreement, page 49

1.	Please disclose here the financial metrics used to determine whether the earn out shares will vest. We note these metrics appear to be set forth in Section 3 of the 5th amendment to the Membership Interest Purchase Agreement, dated November 4, 2024.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 49 of Amendment No. 6.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 17, 2024

Wellgistics Health, Inc

Unaudited Interim Financial Statements

Note 3. Business Combinations, page F-30

2.	We reviewed your response to prior comment 2. Since you have completed the acquisition, please tell us now whether the transaction compensates employees or former owners of Wellgistics, LLC for future services to be provided to you. In your response, please explain to us why some of the restricted shares vest over a period of time and other shares vest upon achievement of future financial metrics. Refer to FASB ASC 805-10-25-21b and ASC 805-10-55-24 through 26.

Response: In response the Staff’s comment, the Company respectfully advises the Staff that the transaction does not compensate employees or former owners of Wellgistics, LLC for the performance of future services. As a result of the transaction, certain key employees of Wellgistics, LLC continue to provide services as employees of the Company. These key employees include members of senior management of Wellgistics, LLC, who held substantially all of the beneficial ownership interests of Wellgistics, LLC prior to acquisition by the Company (the “Sellers”). However, the consideration provided in the transaction is not tied to these individuals’ current or ongoing employment with the Company pursuant to the factors set forth in ASC 805-10-55-25. The purchase consideration, including, without limitation, the Closing Cash Payment, the principal under the Promissory Notes, any applicable Earn-Out Payments, and any applicable Bonus Payments, shall be payable to the Sellers pursuant to the terms of the Membership Interest Purchase Agreement, as amended, and are not forfeited upon the termination of any Seller’s employment relationship with the Company, regardless of whether the termination of employment is the result of the Company or the employee’s decision. The purchase consideration shall be paid pro rata based on each Seller’s proportional ownership of Wellgistics, LLC at the time of the acquisition, without regard to whether the Seller is or is affiliated with a continuing key employee of Company. Any Wellgistics, LLC employee continuing as an employee of the Company shall be compensated for ongoing and future services to the Company pursuant to separate employment arrangements, without regard to whether or not such individual had a beneficial ownership interest in Wellgistics, LLC prior to its acquisition by the Company.

With respect to the differing vesting criteria for the restricted shares, this was the result of arms-length negotiations between the Company and the Sellers in the course of finalizing the fourth amendment to the Membership Interest Purchase Agreement. Prior to such amendment, all earn-out payments for which the Sellers may be eligible were tied to achievement of future financial metrics. In consideration for the Sellers’ agreement to defer a portion of the Closing Cash Payment until after the Company’s completion of its initial public offering, the Company agreed to separate a portion of the earn-out payments from the achievement of those metrics, instead making such share awards over the three-year earnout period. The fifth amendment to the Membership Interest Purchase Agreement converted these awards from future awards of unrestricted shares to current awards of restricted stock, subject to repurchase on the terms set forth therein.

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 6. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.